Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

CLARIFICATION ANNOUNCEMENT

Reference is made to the announcement of Noah Holdings Private Wealth and Asset Management Limited (the “Company”) dated March 25, 2026 regarding the unaudited annual results of the Company for the year ended December 31, 2025 (the “2025 Annual Results Announcement”). Unless otherwise specified, capitalized terms used in this announcement have the same meanings as those defined in the 2025 Annual Results Announcement.

The Company would like to clarify that, with respect to the Scope of Work of Deloitte Touche Tohmatsu as set out in the 2025 Annual Results Announcement, the Company’s auditor, Messrs. Deloitte Touche Tohmatsu, has performed the work in accordance with the Hong Kong Standard on Related Services (HKSRS) 4400 (Revised) “Agreed-upon Procedures Engagements” and with reference to Practice Note 730 (Revised) “Guidance for Auditors Regarding Preliminary Announcements of Annual Results” issued by the Hong Kong Institute of Certified Public Accountants.

Save as disclosed above, all other information in the 2025 Annual Results Announcement shall remain unchanged.

By order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, March 26, 2026

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.